Exhibit 2.1

FINAL EXECUTION COPY

ASSET CONTRIBUTION AND EXCHANGE AGREEMENT

dated as of July 31, 2004

by and between

NOVAMED ACQUISITION COMPANY, INC.,

PALM BEACH OUTPATIENT SURGICAL CENTER, INC.

and

TOM M. COFFMAN, M.D.

MADONNA COFFMAN

ASSET CONTRIBUTION AND EXCHANGE AGREEMENT

THIS ASSET CONTRIBUTION AND EXCHANGE AGREEMENT (this “Agreement”) is dated effective as of 12:01 a.m. on July 31, 2004 (the “Closing Date”), by and among NovaMed Acquisition Company, Inc., a Delaware corporation (“NovaMed”), Palm Beach Outpatient Surgical Center, Inc., a Florida corporation (“Seller”), and Tom M. Coffman, M.D. and Madonna Coffman, as tenants by the entireties (each individually a “Shareholder” and collectively the “Shareholders”). NovaMed, Inc. (“Nova”), the owner of all of the issued and outstanding shares of NovaMed, shall be a party to this Agreement solely for the purpose of Nova’s agreement pursuant to Article X hereof. Visual Health and Surgical Center, Inc. and Eye Care and Surgery Center of Fort Lauderdale, Inc. shall be parties to this Agreement solely for the purposes of their respective agreements pursuant to Section 6.6 hereof. Certain capitalized terms have the meanings provided in Section 13.1.

RECITALS

A. Seller is engaged in the business of owning and operating a licensed ambulatory surgery center (the “Facility”) located at 2889 10th Avenue North, Lake Worth, Florida 33461 (the “Business”). Shareholders are the controlling shareholders of Seller, owning 94.118% of Seller, with Kevin Kelly, M.D. and his wife, Linda S. Kelly, as tenants by the entireties, owning 5.882% of Seller.

B. Pursuant to the terms hereof, immediately prior to the Closing (as defined herein), Seller will transfer substantially all of its assets, and certain liabilities described herein, to a newly formed Delaware limited liability company, NovaMed Surgery Center of Palm Beach, LLC (the “New LLC”) in exchange for one hundred percent (100%) of the membership interests in the New LLC (“New LLC Interests”).

C. As a condition precedent to Closing, Seller must satisfy certain conditions as described in this Agreement.

D. Contemporaneous with the consummation of the transactions contemplated herein, Seller desires to transfer to NovaMed, and NovaMed desires to acquire from Seller, sixty percent (60%) of the total New LLC Interests in exchange for the Purchase Price (as defined herein), all on the terms and conditions hereinafter set forth.

ARTICLE I

CONTRIBUTION OF ASSETS TO NEW LLC AND OTHER PRE-CLOSING

COVENANTS

NOW, THEREFORE, in consideration of the mutual covenants of the parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

1.1 Formation of the New LLC. Prior to the Closing, the New LLC will be formed pursuant to the Certificate of Formation in the form attached hereto as Exhibit 1.1-1.

1.2 Transfer of Assets to New LLC. Immediately prior to the Closing, and as a condition precedent to the transactions contemplated herein, Seller will transfer (the “New LLC Asset Transfer”) all of the Assets, free and clear of all Liens (other than those set forth on Schedule 4.2), in exchange for one hundred percent (100%) of the New LLC Interests. As of the Closing, the assets contributed into the New LLC as set forth herein will consist of all of the assets and property necessary to conduct the Business as it was conducted prior to the Closing (the “Assets”), including, without limitation, the following (except to the extent that any of the following are designated as Excluded Assets in Section 1.3 below):

(a) all inventory and supplies with respect to the Business (collectively, the “Inventory”);

(b) all of the tangible and intangible personal property with respect to the Business, including, without limitation, machinery, equipment, fixtures, phone numbers, computer hardware and software that are listed on Schedule 1.2(b) (collectively, the “Personal Property”);

(c) all prepaid expenses relating to the Business set forth on Schedule 1.2(c) (“Prepaid Expenses”);

(d) all contract rights with respect to those Material Contracts identified as Assumed Contracts on Schedule 4.9 (collectively, the “Assumed Contracts”), purchase orders, licenses and leases pertaining to the Business, including all leasehold improvements, rights under any restrictive covenants accruing to the benefit of the Business and any provider agreements relating to the operation of the Business;

(e) all names and tradenames of Seller and the Business, including, without limitation, the name “Palm Beach Outpatient Surgical Center” and all derivatives thereof;

(f) all records, files and papers primarily pertaining to the Business, including general business records, accounting records and Medical Records;

(g) all Permits and licenses relating to the operation of the Business, to the extent transferable;

(h) all causes of action, claims, warranties, guarantees, refunds, rights of recovery and set-off of every kind and character, relating primarily to the Assets or the Business;

(i) all casualty insurance and warranty proceeds of Seller received after the Closing Date with respect to damage to, nonconformance of, or loss to, the Assets; and

(j) to the extent permitted by law, all accounts receivable or other rights to receive payment owing to Seller (the “Accounts Receivable”).

To the extent any personal property, inventory, supplies, equipment and contracts owned by any Shareholder or any of Seller and Shareholders’ respective Affiliates are primarily used in, or are necessary for the continued conduct of the Business, and would otherwise be deemed Assets, then Seller or Shareholder will cause such party to contribute such assets and property to Seller for contribution to the New LLC, free and clear of all Liens, prior to the Closing Date.

1.3 Excluded Assets. Notwithstanding anything to the contrary contained herein, the Assets do not include the following (collectively, the “Excluded Assets”):

(a) Seller’s rights under this Agreement, including the consideration paid to Seller pursuant to this Agreement;

(b) the tax records relating to the Business;

(c) Employee Benefit Plans relating to the employees of the Business and any and all rights therein or in the assets thereof;

(d) all Material Contracts not identified as Assumed Contracts on Schedule 4.9;

(e) all cash-on-hand and cash equivalents as of the Closing Date;

(f) all personal effects of Seller or Shareholders not used in connection with the operation of the Business as specified in Schedule 1.3(f), including, without limitation, personal hand instruments that certain Shareholders have purchased on their own or have had from previous practice, which are essentially duplicative with instruments owned by Seller, but which such Shareholders prefer to utilize; and

(g) any and all other items listed on Schedule 1.3(f) or otherwise designated as an Excluded Asset in this Agreement.

1.4 Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement or in any Transaction Document, and regardless of whether such liability is disclosed in this Agreement, in any of the Transaction Documents or on any Schedule or Exhibit hereto or thereto other than the New LLC Assumed Liabilities (as defined in this Section below), the New LLC will not assume, agree to pay, perform and discharge or in any way be responsible for any debts, liabilities or obligations of the Business, Seller, Shareholders or any of their respective Affiliates of any kind or nature whatsoever, arising out of, relating to, resulting from, or caused by any transaction, status, event, condition, occurrence or situation relating to, arising out of or in connection with the Business, the Assets, Seller or any Shareholder existing, arising or occurring on or prior to the Closing Date, including, without limitation, any liabilities or obligations relating to or arising from the Excluded Assets (the “Excluded Liabilities”). Notwithstanding

the foregoing, Seller will contribute into New LLC, and New LLC will assume and thereafter pay and fully satisfy when due, all liabilities and obligations: (a) which arose prior to the New LLC Asset Transfer and represent normal and current trade payables incurred by Seller in connection with the operation of the Business in the ordinary course of business, consistent with past custom and practice (and which are not delinquent), including, without limitation, those specifically set forth on Schedule 1.4(a) (“Accounts Payable”); (b) the other accrued liabilities of Seller which have been incurred in the ordinary course of business, consistent with past custom and practice and which are specifically set forth on Schedule 1.4(b) (“Accrued Liabilities”); and (c) first arising after the New LLC Asset Transfer under any Assumed Contract (except for any liability or obligation arising from any breach or failure to perform under any of the foregoing prior to the Closing Date) (all such liabilities and obligations to be so contributed into, and assumed by, the New LLC being collectively referred to herein as the “New LLC Assumed Liabilities”).

1.5 Satisfaction of Liabilities. Excluding the New LLC Assumed Liabilities, Seller agrees to satisfy all liabilities of Seller relating to the Business prior to the New LLC Asset Transfer or as soon as is reasonably practicable thereafter, which liabilities include, without limitation:

(a) all payroll expense and other compensation due and owing Seller’s employees for the period preceding the Closing Date (excluding any paid time off or other employee-related accruals to the extent they are included in Accrued Liabilities; and

(b) all Taxes, including payroll taxes, sales taxes and income taxes accrued up to the New LLC Asset Transfer (but excluding any such Taxes to the extent they are included in Accrued Liabilities).

ARTICLE II

SALE OF NEW LLC INTERESTS BY SELLER TO NOVAMED

In reliance upon the representations and warranties of NovaMed contained herein, and on the terms and conditions hereinafter set forth, Seller hereby agrees to sell, assign, transfer, convey and deliver to NovaMed (or its designee) at the Closing, free and clear of all Liens, all of Seller’s right, title and interest in and to sixty percent (60%) of the issued and outstanding New LLC Interests. In reliance upon the representations and warranties of Seller and Shareholders contained herein, and on the terms and conditions hereinafter set forth, NovaMed hereby agrees to purchase such New LLC Interests from Seller for the Purchase Price set forth in Article III hereof.

ARTICLE III

CONSIDERATION AND MANNER OF PAYMENT

3.1 Purchase Price. The aggregate purchase price for sixty percent (60%) of the New LLC Interests shall be $7,180,000 (the “Purchase Price”).

3.2 Payment of Purchase Price. At the Closing, NovaMed will pay to Seller, by wire transfer of immediately available funds to Seller’s designated bank account, an amount equal to the Purchase Price, according to the wire transfer instructions attached as Exhibit 3.2.

ARTICLE IV

SELLER’S AND SHAREHOLDERS’ REPRESENTATIONS AND WARRANTIES

Each of Seller and Shareholders represents and warrants, jointly and severally, to NovaMed as of the Closing Date, as follows:

4.1 Seller’s Organization, Good Standing and Authority. Seller is a corporation duly organized, validly existing and in good standing under Florida law. Each of Seller and Shareholders has full capacity, power, right and authority to enter into and perform their respective obligations under this Agreement and each of the Transaction Documents to which each of them is a party. This Agreement and each of the Transaction Documents to which each is a party have been duly executed and delivered by each of Seller and Shareholders, and constitute the valid and binding obligations of Seller and Shareholders, enforceable against them in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally and the availability of equitable remedies.

4.2 Assets. Seller has full power and authority to carry on the Business as it is now being conducted and to own and hold under lease the properties and assets it now owns or holds under lease. The Assets constitute all tangible or intangible property, rights and assets necessary for the conduct by Seller of the Business as conducted during the twelve months preceding the Closing Date. Seller has good and marketable title to the Assets, in each case free and clear of any and all Liens. Upon consummation of the transactions contemplated by this Agreement, Seller will have conveyed, and the New LLC will be vested with, good and marketable title to the Assets, free and clear of all Liens. All of the Assets that are personal property are in operable condition and repair, except for reasonable wear and tear, and Seller and the Shareholders have no knowledge that any of the Assets require any repair or replacement in the foreseeable future except for maintenance in the ordinary course of business. Except as set forth on Schedule 4.2, none of the Assets are held under any lease, security agreement, conditional sales contract or other title retention or security agreement or is located other than at the Facility.

4.3 Approvals. Except as set forth on Schedule 4.3, no consent, approval, order or authorization of, or registration, declaration or filing with, any national, state, provincial, local, governmental, judicial, public, quasi-public or administrative authority or agency (collectively, “Governmental Authority”) or other Person is required to be made or obtained by Seller or any Shareholder in connection with the authorization, execution, delivery and performance of this Agreement or any other Transaction Document, or the consummation of the transactions contemplated hereby and thereby.

4.4 New LLC Interests. Immediately prior to the Closing Date, Seller will be the only record and beneficial holder of the New LLC Interests. Seller has good and marketable title to the New LLC Interests free and clear of all Liens, and has full right, power and authority to transfer the New LLC Interests to NovaMed as provided herein, without obtaining the consent of any third party (other than the Manager of the New LLC (the “Manager”) as set forth in the terms and conditions of the Operating Agreement (as defined in Section 7.3(b)) of the New LLC). Upon consummation of the transactions contemplated herein, Seller shall have transferred good and marketable title to the New LLC Interests free and clear of all Liens.

4.5 Financial Statements. Seller has previously delivered to NovaMed unaudited financial statements of Seller, to the extent available as of and for the years ending December 31, 2001, December 31, 2002, and December 31, 2003 and interim financial statements ending June 30, 2004, consisting of an income statement and balance sheet (“Financial Statements”). Except as set forth on Schedule 4.5, each of the Financial Statements (a) has been prepared in accordance with generally accepted accounting principles; (b) is true, complete and correct in all material respects as of the respective dates and for the respective periods above stated; (c) fairly presents in all material respects the financial position of Seller at such dates and the results of its operations for the periods ended on such dates, subject in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes; and (d) is consistent with Seller’s books and records.

4.6 Absence of Undisclosed Liabilities. The New LLC has no material debts, liabilities or obligations of any nature (whether accrued, absolute, contingent, direct, indirect, perfected, or otherwise and whether due or to become due) arising out of transactions entered into at or prior to the Closing, or any transaction, series of transactions, action or inaction at or prior to the Closing, or any state of facts or condition existing at or prior to the Closing (regardless of when such liability or obligation is asserted), including but not limited to liabilities or obligations on account of Taxes or governmental charges or penalties, interest or fines thereon or in respect thereof, except (a) to the extent specifically reflected and accrued for or reserved against in the Financial Statements, (b) for liabilities specifically delineated on Schedule 4.6, or (c) liabilities incurred in the ordinary course of business since the date of the Financial Statements.

4.7 Inventory. All of the Inventory is usable in the ordinary course of business, is fully paid for and not subject to consignment or conditional sales arrangements and no material portion of the Inventory is obsolete or damaged.

4.8 Taxes. Seller has filed all Tax Returns on a timely basis that it is required to have filed in connection with the operation of the Business, and such returns are true, complete and correct. Seller has paid all Taxes, interest and penalties, if any, reflected on such Tax Returns or otherwise due and payable by them. Any deficiencies proposed as a result of any governmental audits of such Tax Returns have been paid or settled, and there are no present disputes as to Taxes payable by Seller in connection with the operation of the Business. With respect to all amounts of Taxes imposed on Seller for which Seller is or could be liable, whether to taxing authorities (as, for example, under the law) or to other Persons, with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable Tax laws and agreements have been materially complied with, and all such amounts required to be paid by Seller to taxing authorities or others on or before the Closing Date have been paid, or have been materially accrued for or reserved against on the Financial Statements. No material issues have been raised and are currently pending by any taxing authority in connection with any of the Tax Returns. No waivers of statutes of limitations with respect to the Tax Returns have been given by or requested from the Shareholders or Seller. There are no Liens for Taxes (other than current taxes not yet due and payable) upon any asset of Seller. Seller is not a party to any Tax-indemnity, Tax-sharing, Tax allocation or other similar agreements or arrangements.

4.9 Material Contracts. Schedule 4.9 is a correct and complete list of every material written contract, agreement, relationship or commitment, every material oral contract, commitment, agreement or relationship, to which Seller or any Shareholder is a party or by which Seller or any Shareholder is bound, as they relate to the Business (the “Material Contracts”), correct and complete copies of which previously have been made available to NovaMed. Except as set forth on Schedule 4.9, neither Seller nor any Shareholder is in default, and no event has occurred which with the giving of notice or the passage of time or both would constitute a default by such party, under any Material Contract, and, to the knowledge of Seller or any Shareholder, no event has occurred which with the giving of notice or the passage of time or both would constitute a default by any party to any such Material Contract.

4.10 Real Property. As it relates to the Business, Seller does not own any real property. Seller has a valid leasehold interest in the real property described in Schedule 4.10 (collectively, the “Leased Real Property”), free and clear of all Liens, except for Liens for current property taxes not yet due and payable. The Leased Real Property constitutes all real properties used or occupied by Seller in connection with the Business or reflected on the Financial Statements. Upon execution of the Lease Agreement (as hereinafter defined), the New LLC will have a valid leasehold interest in the Leased Real Property, which leasehold interest will be free and clear of all Liens, except for Liens created by the New LLC. With respect to the Leased Real Property and except as set forth on Schedule 4.10: (a) Seller has all easements and rights necessary to conduct the Business; (b) no portion thereof is subject to any pending or, to the knowledge of Seller or any Shareholder, threatened condemnation proceeding or proceeding by any public authority; (c) the buildings, plants and structures, including heating, ventilation and air conditioning systems, roof, foundation and floors, are in good operating condition and repair, subject only to ordinary wear and tear, and are not in violation of any zoning or other Rules; (d) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of any parcel of Leased Real Property; and (e) the Leased Real Property is supplied with utilities and other services reasonably necessary for the operation of such facilities.

4.11 Litigation. Except as set forth on Schedule 4.11, there are no claims, counterclaims, actions, suits, orders, proceedings (arbitration, mediation or otherwise), investigations or judgments pending or, to the knowledge of Seller or any Shareholder, threatened against or involving Seller, the Business or, with respect to the Business, any Shareholder, or relating to the transactions contemplated hereby, at law or in equity, in any court or agency, or before or by any Governmental Authority, nor, to the knowledge of Seller or any Shareholder, are there any facts, conditions or incidents that could be reasonably expected to result in any such actions, suits, proceedings (arbitration, mediation or otherwise) or investigations. Except as set forth on Schedule 4.11, neither Seller nor any Shareholder is subject to any judgment, order or decree of any court or Governmental Authority. None of the matters set forth on Schedule 4.11 would likely result in any Material Adverse Effect on Seller, the Assets, the Business or New LLC.

4.12 Compliance with Applicable Laws; Permits.

(a) Each of Seller and Shareholders, in their conduct of the Business, have complied, in all material respects, with applicable federal, state and local laws and the rules and regulations of all Governmental Authorities having authority over them, including, without limitation, agencies concerned with Fraud and Abuse Laws and Medicare and Medicaid requirements applicable to the Shareholders’ and Seller’s billing procedures in their conduct of the Business (except denials of claims in the ordinary course of business). Neither Seller nor any Shareholder has received any written notice of Seller’s violation of any such rules or regulations, whether corrected or not, within the last five (5) years. Seller is eligible to receive payment under Titles XVIII and XIX of the Social Security Act.

(b) Seller holds all the permits, licenses and other approvals of Governmental Authorities material for the current conduct, ownership, use, occupancy and operation of the Business and the Leased Real Property, including, without limitation, those identified on Schedule 4.12(b) (“Permits”). Seller is in compliance in all material respects with such Permits, all of which are in full force and effect, and Seller has not received any notices (written or oral) to the contrary.

4.13 Transaction Not a Breach. The execution, delivery and performance by Seller and Shareholders of this Agreement and the Transaction Documents will not:

(a) Result in a breach of any of the terms or conditions of, or constitute a default under, or in any manner release any party thereto from any obligation under any mortgage, note, bond, indenture, contract, agreement, license or other instrument or obligation of any kind or nature by which Seller or Business may be bound or affected;

(b) violate or conflict with any order, writ or injunction of any court, administrative agency or Governmental Authority to which Seller or any Shareholder is subject;

(c) Constitute an event which would permit any party to terminate any agreement or accelerate the maturity of any indebtedness or other obligation;

(d) Violate any provision of the organizational documents of Seller; or

(e) Result in the creation or imposition of any Lien upon any property of Seller.

4.14 Conduct of Business. Since the Review Date, Seller has conducted the Business in the ordinary course of business, consistent with past custom and practice, and has incurred no material liabilities other than in the ordinary course of business, consistent with past custom and practice, and there has been no Material Adverse Effect on the assets, financial condition, operating results, employee or patient relations, business activities or business prospects of Seller or the Business. Without limitation of the foregoing, since the Review Date, Seller has not, except in the ordinary course of business, consistent with past custom and practice, or as otherwise set forth on Schedule 4.14:

(a) Incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, whether individually or in the aggregate, that has had or could be reasonably expected to result in a Material Adverse Effect;

(b) Voluntarily or involuntarily sold, transferred, abandoned, surrendered, leased or otherwise disposed of any of its assets material to the operation of Seller;

(c) Waived or released any right of substantial value;

(d) Received any notice of termination of any contract, lease or other agreement, or suffered any damage, destruction or loss that, individually or in the aggregate, has had or could be reasonably expected to result in a Material Adverse Effect;

(e) Instituted, settled or agreed to settle any litigation, action, proceeding or arbitration;

(f) Made a material purchase commitment other than in the ordinary course of business, consistent with past custom and practice;

(g) Modified the timing, course of conduct or other cash management activities with respect to the collection of Accounts Receivable of the Business;

(h) Failed to pay any Accounts Payable or any other obligations consistent with past practices, except for bona fide disputes arising in the ordinary course of business;

(i) Entered into any material transaction, contract or commitment other than in the ordinary course of business, consistent with past custom and practice, other than the transactions contemplated by the Transaction Documents;

(j) Suffered any event or events, whether individually or in the aggregate, that has had or could be reasonably expected to result in a Material Adverse Effect on the Business; or

(k) Issued any equity interests or entered into any agreement or understanding to do so.

4.15 Health, Safety and Environment. Seller has never generated, transported, treated, stored, disposed of or otherwise handled any Hazardous Materials at any site, location or facility in connection with its business or any of its assets in material violation of any applicable Environmental and Safety Requirements (as hereinafter defined). Seller: (i) is in material compliance with all applicable federal, state and local laws, rules, regulations, ordinances and relating to public health and safety, worker health and safety and pollution and protection of the environment, all as amended (“Environmental and Safety Requirements”), and (ii) possesses, or as described on Schedule 4.15 has timely applied for, all material permits, licenses, certifications and approvals and has filed all notices or applications required thereby or pertaining thereto. Seller has never received any written notice of any private, administrative or judicial inquiry, investigation, order or action, or any written notice of any intended or threatened private, administrative, or judicial inquiry, investigation, order or action relating to the presence or alleged presence of Hazardous Materials in, under or upon any property currently leased or owned by Seller, nor is Seller aware of any such inquiry, investigation, order, action or notice. There are no pending, or to the knowledge of Seller or any Shareholder, threatened, investigations, actions, orders or proceedings (or written notices of potential investigations, actions, orders or proceedings) from any Governmental Authority or any third party alleging non-compliance with Environmental and Safety Requirements.

4.16 Employees. Schedule 4.16 is a true, complete and correct list setting forth as of the date stated thereon the names and current compensation rate and compensation of all individuals employed by Seller. There has been no material increase, other than in the ordinary course of business, consistent with past custom and practice, in the compensation or rate of compensation payable to any employees of Seller since the Review Date, nor since that date has there been any promise to any employee listed on Schedule 4.16, orally or in writing, of any bonus or increase in compensation, except for increases in the ordinary course of business consistent with Seller’s past compensation practices and listed on Schedule 4.16, and obligations incurred under existing bonus, insurance, pension or other Employee Benefit Plans described on Schedule 4.19 or Schedule 4.20. Except as set forth on Schedule 4.16, there has been no promise to any employee listed on Schedule 4.16, orally or in writing, of any guaranty of employment following the Closing Date.

4.17 Insurance. Seller has obtained and maintained in full force and effect commercially reasonable amounts of insurance to protect it and the Business against the types of liabilities, including medical malpractice, customarily insured against by Persons operating a business of similar size and nature to the Business, and all premiums due on such policies have been paid. Such insureds have complied in all material respects with the provisions of all such policies. Seller has previously delivered to NovaMed complete and correct copies of all such policies, together with all riders and amendments thereto in the possession of Seller. Except as set forth on Schedule 4.17, there are no claims or asserted claims reported to insurers under such policies, including all medical malpractice claims and similar types of claims, actions or proceedings asserted against any of Seller and the Shareholders at any time within the past five (5) years.

4.18 Affiliate Transactions. Excluding ordinary course distributions to its equity holders and other than as set forth on Schedule 4.18, there are no transactions involving the transfer of any cash, property or rights to or from Seller from, to or for the benefit of any Affiliate or former Affiliate of Seller (“Affiliate Transactions”) during the period commencing January 1, 2001 through the date hereof or any existing commitments of Seller to engage in the future in any Affiliate Transactions.

4.19 Employee Benefit Plans. Except as set forth in Schedule 4.19, neither Seller nor any Plan Affiliate has maintained, sponsored, adopted, made contributions to or obligated itself to make contributions to or to pay any benefits or grant rights under or with respect to any “Employee Pension Benefit Plan” (as defined in Section 3(2) of ERISA), “Employee Welfare Benefit Plan” (as defined in Section 3(1) of ERISA), “multi-employer plan” (as defined in Section 3(37) of ERISA), any collective bargaining agreement, plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan or other plan providing for the welfare of any of Seller’s employees or former employees or beneficiaries thereof, personnel policy (including but not limited to vacation time, holiday pay, bonus programs, moving expense reimbursement programs and sick leave), material fringe benefit, excess benefit plan, bonus or incentive plan (including but not limited to stock options, restricted stock, stock bonus and deferred bonus plans), severance agreement, salary reduction agreement, top hat plan or deferred compensation plan, change-of-control agreement, employment agreement, consulting agreement or any other benefit, program, policy, arrangement, agreement or contract (collectively, “Employee Benefit Plans”), whether or not written or terminated, which could give rise to or result in Seller or such Plan Affiliate having any debt, liability, claim or obligation of any kind or nature, whether accrued, absolute, contingent, direct, indirect, known or unknown, perfected or inchoate or otherwise and whether or not due or to become due. Correct and complete copies of all Employee Benefit Plans previously have been made available to NovaMed. The Employee Benefit Plans are in compliance in all material respects with governing documents and agreements and with applicable laws. Seller acknowledges that it will be solely responsible for administering and/or terminating its Employee Benefit Plans following the Closing.

4.20 Personnel Agreements, Plans and Arrangements. Except as listed in Schedule 4.20, neither Seller nor any Shareholder is a party to or obligated in connection with the Business with respect to any outstanding contracts with current or former employees, agents, consultants, or advisers.

4.21 Certain Payments. None of Seller, the Shareholders, any director, officer, agent, or employee of Seller or any other Person associated with or acting for or on behalf of Seller has, directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) for securing patients or referrals, (ii) for patients or referrals secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of Seller, or (iv) in violation of any law.

4.22 Workers Compensation. Schedule 4.22 sets forth all expenses, obligations, duties and liabilities relating to any pending, ongoing, or to Seller’s knowledge, threatened claims by employees and former employees of Seller, and the extent of any specific accrual on or reserve therefor set forth on the Financial Statements, for costs, expenses and other liabilities under any workers compensation laws, regulations, requirements or programs. Except as set forth on Schedule 4.22, no claim, injury, fact, event or condition exists which would give rise to a material claim by any employees or former employees (including dependents and spouses) of Seller under any workers compensation laws, regulations, requirements or programs. Since the Review Date, there has been no material change, other than in the ordinary course of business, in the information disclosed in Schedule 4.22.

4.23 Accounts Receivable/Accounts Payable.

(a) Accounts Receivable. Except as set forth on Schedule 4.23(a), the Accounts Receivable are valid, binding and legally enforceable obligations and are owned by Seller free and clear of all Liens, and, except for contractual allowances, reserves for bad debts and other adjustments that are consistent with those adjustments made in preparing the Financial Statements, will not be subject to any offset, counterclaim or other adverse claim or defense, and may be transferred to the New LLC to the extent permitted by law. The Accounts Receivable arose in the ordinary and usual course of the business, and the Accounts Receivable are set forth on the books and records of Seller. Schedule 4.23(a) contains a complete and accurate list of all Accounts Receivable as of the date stated thereon, which list represents the Accounts Receivable after adjusting for contractual allowances and bad debt reserves.

(b) Accounts Payable and Accrued Liabilities. Schedule 1.4(a) and Schedule 1.4(b) sets forth a complete and correct list of the Accounts Payable and Accrued Liabilities. Each of the Accounts Payable and Accrued Liabilities are valid and have been incurred in connection with the operation of the Business in the ordinary course of business, consistent with Seller’s past custom and practice.

4.24 Brokers. Except as set forth on Schedule 4.24, all negotiations relating to this Agreement and the Transaction Documents, and the transactions contemplated hereby and thereby, have been carried on without the intervention of any Person acting on behalf of any of Seller or Shareholders in such a manner as to give rise to any valid claim for any broker’s or finder’s fee or similar compensation against NovaMed. Seller will be responsible for all broker’s or finder’s fees or similar compensation payable to such Persons listed on Schedule 4.24, including, without limitation, The Bloom Organization, LLC.

4.25 No Misrepresentation. None of the representations and warranties of Seller and Shareholders set forth in this Agreement, in any of the certificates, schedules, lists, documents, exhibits, or other instruments delivered, or to be delivered, to NovaMed as contemplated by any provision hereof (including the Transaction Documents), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein not misleading. To the knowledge of Seller or any Shareholder, there are no material facts which have not been disclosed to NovaMed which have a Material Adverse Effect, or could reasonably be anticipated to have a Material Adverse Effect, on the Business or Seller’s or any Shareholder’s ability to consummate the transactions contemplated hereby.

4.26 HIPAA. Seller and Shareholders represents and warrants that (a) all of the Assets being sold and/or provided by Seller to NovaMed under this Agreement, including without limitation, any computer hardware and/or software, are in compliance with the Health Insurance Portability and Accountability Act of 1996 (Public Law 104-91, 42 U.S.C. 1301 et. seq.) and regulations promulgated thereunder (collectively, “HIPAA”), and applicable state laws having similar subject matter to HIPAA (“State HIPAA”), and (b) Seller conducted its business and activities, including, without limitation, its billing and collection activities, its medical records management activities, and its general practice management activities, in a manner that complied with HIPAA and State HIPAA.

4.27 No Other Representations or Warranties. Neither the Seller nor any of the Shareholders shall be deemed to have made to NovaMed any representation or warranty other than expressly made by the Seller and Shareholders in this Agreement or the other Transaction Documents. Without limiting the generality of the foregoing, and except as expressly covered by a representation and warranty contained in this Agreement or the other Transaction Documents, neither the Seller nor the Shareholders make any representation or warranty to NovaMed with respect to (i) any future projection, estimates or budgets heretofore delivered to or made available to NovaMed of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business, or (ii) any other information or documents made available to NovaMed or its counsel or advisors with respect to the Seller, the Shareholders the Business or the New LLC.

ARTICLE V

NOVAMED’S REPRESENTATIONS AND WARRANTIES

NovaMed hereby represents and warrants to Seller as of the Closing Date as follows:

5.1 Organization. NovaMed is duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2 Authorization. NovaMed has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery and performance by NovaMed of this Agreement and each of the Transaction Documents to which it is a party have been duly and properly authorized by all requisite corporate action in accordance with applicable law and with NovaMed’s Certificate of Incorporation. This Agreement and each of the Transaction Documents to which NovaMed is a party have been duly executed and delivered by NovaMed and are the valid and binding obligation of NovaMed and are enforceable against NovaMed in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally and the availability of equitable remedies.

5.3 Transaction Not a Breach. The execution, delivery and performance of this Agreement and the Transaction Documents by NovaMed will not violate and conflict with, or result in the breach of any of the terms, conditions, or provisions of NovaMed’s Certificate of Incorporation or of any contract, agreement, mortgage, or other instrument or obligation of any nature to which NovaMed is a party or by which NovaMed is bound.

5.4 Approvals. Except as set forth on Schedule 5.4, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person is required to be made or obtained by NovaMed in connection with the authorization, execution, delivery and performance of this Agreement or any other Transaction Document, or the consummation of the transactions contemplated hereby and thereby.

5.5 Litigation. Except as set forth on Schedule 5.5, there are no claims, counterclaims, actions, suits, orders, proceedings (arbitration, mediation or otherwise), investigations or judgments pending or, to the knowledge of NovaMed, threatened against or involving NovaMed relating to the transactions contemplated hereby, at law or in equity, in any court or agency, or before or by any Governmental Authority, nor, to the knowledge of NovaMed, are there any facts, conditions or incidents that could be reasonably expected to result in any such actions, suits, proceedings (arbitration, mediation or otherwise) or investigations against or involving NovaMed relating to the transactions contemplated hereby.

5.6 Acquisition of New LLC Interests. NovaMed is acquiring the New LLC Interests for its own account and not with a view to the distribution or resale thereof. NovaMed has no intention of selling the New LLC Interests in a public distribution in violation of federal securities laws or any applicable state securities laws.

5.7 Broker. All negotiations relating to this Agreement and the Transaction Documents, and the transactions contemplated hereby and thereby, have been carried on without the intervention of any Person acting on behalf of NovaMed in such a manner as to give rise to any valid claim for any broker’s or finder’s fee or similar compensation against Seller.

5.8 No Misrepresentation. None of the representations and warranties of NovaMed set forth in this Agreement or in any of the certificates, schedules, lists, documents, exhibits, or other instruments delivered, or to be delivered, to Seller as contemplated by any provision hereof (including the Transaction Documents), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein not misleading. To the knowledge of NovaMed, there are no material facts which have not been disclosed to Seller and the Shareholders which have a Material Adverse Effect, or could reasonably be anticipated to have a Material Adverse Effect, on NovaMed’s ability to consummate the transactions contemplated hereby

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Release of Liens and Lien Searches. Seller shall procure all applicable release of liens with respect to those Liens set forth on Schedule 4.2, prior to the New LLC Asset Transfer. Seller shall use its reasonable efforts to provide NovaMed with all information and other assistance required for the parties to file all applicable UCC termination statements (in form and manner required by NovaMed or its lenders). Following the filing of all such UCC termination statements, and unless otherwise mutually agreed upon by Seller and NovaMed, there shall be no remaining financing statements, judgments, taxes or other Liens outstanding against any of the Assets or the Business as of the Closing Date.

6.2 Employees; Labor Relations.

(a) Continuing Employees. New LLC shall offer to employ the employees of Seller listed on Schedule 6.2(a) (the “Continuing Employees”) as of the Closing Date, on the terms and conditions established by New LLC in its sole discretion. Such offer of employment by New LLC shall not be deemed to create a continuing right to employment for any Continuing Employees. Seller shall be solely responsible for all liabilities relating, directly or indirectly, to any of Seller’s employees who do not accept New LLC’s offer of employment. Seller shall be solely responsible for any employment-related claims filed by any employees of Seller which relate to facts and circumstances existing on and prior to the Closing Date, or arise from or relate to completion of the transactions contemplated by this Agreement or the Transaction Documents, regardless of when filed.

(b) COBRA Notice. Seller represents that it has complied, in all material respects, with the applicable requirements of COBRA through the Closing Date and shall be responsible for all liabilities arising under COBRA with respect to any event occurring prior to and on the Closing Date.

(c) Noncompetition Agreements. Seller hereby waives any noncompetition provision that may apply to Continuing Employees with respect to New LLC’s hiring of the Continuing Employees.

6.3 Post-Closing Remittances; New LLC’s Appointment as Attorney-In-Fact. If, after the Closing Date, Seller shall receive any remittance from any account debtors with respect to the Accounts Receivable, Seller shall endorse such remittance to the order of the New LLC and forward it to the New LLC promptly following receipt thereof. Seller hereby irrevocably constitutes and appoints New LLC and any officer or agent of New LLC as Seller’s true and lawful attorney-in-fact, with full power and authority, in the place and stead of Seller for the limited purposes of receiving, collecting, indorsing, negotiating and cashing any and all cash, checks, drafts, payments, accounts receivable and other instruments (collectively the “Items”) which are payable to Seller and which represent Items related to the Business or which represent payment on Accounts Receivable related to the Business, and which in accordance with the terms of this Agreement, have been sold, conveyed, assigned or transferred to New LLC or are otherwise for the account of New LLC hereby. Seller further agrees to execute all documents and take such other action as New LLC may reasonably request to confirm the power granted to New LLC by this Section 6.3. Notwithstanding the foregoing, in no event shall New LLC receive, collect, indorse, negotiate or cash such Items pursuant to the above authority if to do so would be to violate the laws, regulations or any other written guidance of any state or federal health program. In such event, New LLC and Seller agree to take such actions as necessary to convey such payments to New LLC consistent with applicable laws, regulations and written guidance.

6.4 Further Assurances. The parties hereto shall execute such further documents, and perform such further acts, as may be reasonably necessary to transfer and convey the Assets to the New LLC, and the New LLC Interests to NovaMed, all on the terms contained herein, and to otherwise comply with the terms of this Agreement and consummate the transactions contemplated herein.

6.5 Professional Liability Tail Coverage. Prior to the Closing Date, Seller’s professional liability insurance coverage for the Facility has been on a claims-made basis (rather than an occurrence basis) through a professional liability policy maintained by Seller and its Affiliates covering not only the Facility, but other businesses owned and operated by Seller’s Affiliates. Seller and Shareholder agree to either: (i) continue in full force and effect on behalf of the Seller the same level of professional liability insurance coverage on a claims made basis until the three-year anniversary of the Closing Date (the “Tolling Date”); or (ii) upon the termination of such professional liability insurance coverage described in (i) prior to the Tolling Date, purchase an extended reporting (“tail”) professional liability insurance policy covering acts and omissions occurring at the Facility prior to the Closing Date, in an amount equal to the professional liability insurance carried immediately prior to the Closing Date, or such other amount, and for such period of time, as determined by mutual agreement of NovaMed and Seller. Seller and Shareholders agree to use commercially reasonable efforts to make NovaMed a certificate holder on any such policies and will deliver to NovaMed: (x) with respect to the coverage described in (i) above, at least annually in advance a certificate of insurance evidencing the required coverage; and (y) evidence of any “tail” coverage described in (ii) above. Moreover, notwithstanding anything to the contrary in any other agreement, with respect to Tom

M. Coffman only, so long as Dr. Coffman is in compliance with this Section 6.5 then he shall also be deemed in compliance with Section 8.4 of the Operating Agreement (and Section 8.4 of the Limited Liability Company Agreements for each of the Jupiter ASC and Fort Lauderdale ASC, as applicable). This Section 6.5 shall survive the Closing and remain in effect indefinitely.

6.6 Change-in-Control of Medical Practice.

(a) Tom M. Coffman, M.D., one of the Shareholders, is the direct or indirect controlling shareholder of Visual Health and Surgical Center, Inc. and Eye Care and Surgery Center of Fort Lauderdale, Inc. (or its successor following the Restructuring (as hereinafter defined)) (each a “Medical Practice” and collectively the “Medical Practices”). In addition to other office locations, the Medical Practices have office locations listed on Schedule 6.6 attached hereto (collectively, the “Office Locations”). In consideration for the various covenants and agreements set forth in this Agreement and the other Transaction Documents, for so long as Dr. Coffman owns an equity interest in the New LLC, neither Coffman nor any Medical Practice shall enter into any Change-In-Control Transaction (as hereinafter defined) of such Medical Practice without the prior written approval of NovaMed (which NovaMed may grant or deny in its sole and absolute discretion). As used herein, “Change-In Control Transaction” shall mean: (a) the sale or transfer of any one or more office locations of the Medical Practices listed on Schedule 6.6 (or any successor locations); (b) the sale, transfer or assignment of any of the equity interests of a Medical Practice held by Dr. Coffman or the issuance by a Medical Practice of any equity interests to any other person, or any combination of such transactions during the period commencing as of the Closing Date and expiring as of the date Dr. Coffman no longer owns any equity interests in the New LLC, such that Dr. Coffman fails to maintain (directly or indirectly) a majority of the equity interests in any Office Location; or (c) a Medical Practice approves, in any transaction or series of related transactions, a definitive agreement to merge or consolidate any one or more Office Locations with or into another entity, or to sell or otherwise dispose of all or substantially all of the assets of any one or more Office Locations. Each of Dr. Coffman and the Medical Practices (i) acknowledges that a breach of any of its or their covenants contained in this Section 6.6 will result in irreparable harm to NovaMed, and (ii) agrees that, in addition to any and all other remedies available to NovaMed at law or equity, such covenant shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to NovaMed for a breach of such covenant. As part of any Restructuring, Dr. Coffman agrees to cause the Successor Practice (as hereinafter defined) to be bound by the terms and conditions of this Section 6.6. As used herein, “Restructuring” shall be the restructuring of Eye Care and Surgery Center of Fort Lauderdale, Inc. (“ECSCF”) (which as of the Closing Date owns both medical offices and the Fort Lauderdale ASC) prior to the closing of the Fort Lauderdale ASC Transaction in which ECSCF retains the Fort Lauderdale ASC but spins-off or otherwise transfers the medical clinics to another entity controlled by Dr. Coffman (the “Successor Practice”).

(b) Notwithstanding Section 6.6(a) above, if at the 18-month anniversary of the Closing Date, the Trailing 12-Month EBITDA (as hereinafter defined) of the New LLC is greater than or equal to $2.75 million, then Dr. Coffman shall be permitted to consummate a Change-In-Control Transaction without the prior written approval of NovaMed so long as: (i) such Change-In-Control Transaction results in the majority of the equity interests in the Medical Practice, or all or substantially all of the assets of the Office Locations, being held (directly or indirectly) by either (A) all of Drs. Richard Livernois, Floyd Cornell and Kevin Kelly (the “Existing Doctor Group”) or (B) if not all of the members of the Existing Doctor Group, by Drs. Livernois and Cornell; and (ii) such Change-In-Control Transaction is consummated no earlier than the 24-month anniversary of the Closing Date and not later than the 36-month anniversary of the Closing Date. If at the 18-month anniversary of the Closing Date the Trailing 12-Month EBITDA of the New LLC is less than $2.75 million, then NovaMed retains all of its approval rights as set forth in Section 6.6(a) above with respect to any Change-In-Control Transaction with the Existing Doctor Group, provided that at the 18-month anniversary of the Closing Date and upon the request of Dr. Coffman, NovaMed shall inform Dr. Coffman as to whether NovaMed will approve or disapprove of any Change-In-Control Transaction with the Existing Doctor Group in accordance with its approval rights set forth in Section 6.6(a) above. As used herein, “Trailing 12-Month EBITDA” shall mean the earnings of the New LLC before interest, taxes, depreciation and amortization, all as measured in accordance with generally accepted accounting principles, for the twelve-month period ending on the 18-month anniversary of the Closing Date.

6.7 Humana Remittances. Until such time as the New Facility Humana Contract becomes effective, Seller and Shareholders agree to remit to New LLC any payments from Humana received by Seller, Shareholders or any of their respective Affiliates for ambulatory surgical facility services for the covered lives under the Humana Lake Worth PCPs listed on Schedule 11.2.2(c). The parties hereto hereby agree to reconcile the amount of such payments to reflect any modifications to the list of Humana Lake Worth PCPs as such list may change following the Closing Date.

ARTICLE VII

CLOSING

7.1 Time and Place. The closing of the transactions that are the subject of this Agreement (the “Closing”) shall occur via facsimile effective as of the Closing Date, with original documents to be exchanged by nationally recognized overnight courier for delivery on the next business day after the Closing Date.

7.2 Conditions Precedent. As a condition precedent to the consummation of the transactions contemplated herein:

7.2.1 New LLC Asset Transfer. Seller shall have consummated the New LLC Asset Transfer in accordance with the terms and conditions of Article I hereof.

7.2.2 Change of Ownership Approvals. The New LLC shall have received all necessary state licensure and Medicare approvals to commence the New LLC’s ownership and operation of the Business (with the understanding that upon commencement of operations, there may be billing delays associated with procuring third party payor provider numbers).

7.2.3 Fort Lauderdale ASC. NovaMed shall have entered into definitive agreements (subject only to NovaMed’s due diligence review and state licensure approval) to purchase a minority equity interest in an ambulatory surgery center located at 2540 N.E. Ninth Street, Fort Lauderdale, Florida 33304 (the “Fort Lauderdale ASC”) and owned by Beyond 20/20, Inc. (“20/20 Inc.”), a Florida corporation wholly owned by the Shareholders (the “Fort Lauderdale ASC Transaction”).

7.2.4 Jupiter ASC. NovaMed shall have entered into an option agreement to purchase equity interests in an ambulatory surgery center located at 102 Coastal Way, Jupiter, Florida 33477 (the “Jupiter ASC”) and owned by 20/20 Inc. and the The Paul N. Schacknow Revocable Trust (the “Jupiter ASC Transaction”).

7.3 Deliveries of Seller and Shareholders. At the Closing, Seller and Shareholders will execute and deliver or cause to be executed and delivered to NovaMed:

(a) a Contribution Agreement to evidence the New LLC Asset Transfer and to effectively vest the New LLC with full, complete and marketable right, title and interest in and to the Assets, in substantially the form of attached Exhibit 7.3(a) (the “Contribution Agreement”);

(b) the Limited Liability Company Agreement of the New LLC, in the form attached hereto as Exhibit 7.3(b) (the “Operating Agreement”), duly executed by the Physician Members and Owner Physicians (as such terms are defined in the Operating Agreement) of the New LLC;

(c) a certificate of the Secretary of Seller as to (i) copies of resolutions of its Board of Directors and Shareholders authorizing the execution, delivery and performance of this Agreement and the Transaction Documents (whether adopted at a meeting or by unanimous written consent); (ii) a Certificate of Good Standing issued by the Secretary of State of Florida; (iii) its By-Laws; (iv) incumbency and specimen signatures with respect to its officers executing this Agreement and any Transaction Documents; and (v) its Articles of Incorporation certified by the Secretary of State of Florida.

(d) any required third party consents, filings, and certificates from Seller or any third party (including, any Governmental Authority) relating to the transfer of the Assets, including without limitation, all consents from the State of Florida regarding the transfer of all Permits and licenses relating to the ownership and operation of the Facility, to the extent transferable, and copies of all written consents obtained in connection with the transfer of the Material Contracts;

(e) the Assignment of Limited Liability Company Interest, substantially in the form attached as Exhibit 7.3(e) (the “Assignment of New LLC Interests”), duly executed by Seller;

(f) duly executed Lease Agreement for the Facility (the “Lease Agreement”) between the Shareholders and Visual Health and Surgical Center, Inc., collectively as landlord, and the New LLC, as tenant;

(g) all applicable documentation releasing Liens covering, concerning or relating to the Assets, in form and substance reasonably acceptable to NovaMed;

(h) Copy of fully executed transaction documents with respect to the Fort Lauderdale ASC Transaction;

(i) Copy of a fully executed Option Agreement with respect to the Jupiter ASC Transaction;

(j) Copies of all agreements with The Bloom Organization, LLC and/or Henry Bloom relating to their services to the Fort Lauderdale ASC and Jupiter ASC (including those services to be provided going forward);

(k) fully executed amendment to the Shareholders’ Agreement of Seller;

(l) an amendment to Seller’s articles of incorporation changing its name so that the New LLC may use the name, “Palm Beach Outpatient Surgical Center” (or a derivative thereof) as a fictitious name; and

(m) such other documents and instruments as NovaMed or its counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.

All documents delivered to NovaMed shall be in form and substance reasonably satisfactory to counsel for NovaMed.

7.4 Deliveries of NovaMed. At the Closing, NovaMed will deliver or will cause the New LLC to deliver to Seller simultaneously with the delivery of the items referred to in Section 7.3 above:

(a) the payment of the Purchase Price;

(b) the Operating Agreement;

(c) certificate of the Secretary of NovaMed as to (i) copies of resolutions of its board of directors authorizing the execution, delivery and performance of this Agreement and the Transaction Documents; (ii) incumbency and specimen signatures with respect to its officers executing this Agreement and any Transaction Documents; (iii) Certificate of Good Standing issued by the Secretary of State of Delaware; and (iv) its Articles of Incorporation Certified by the Secretary of State of Delaware;

(d) the Lease Agreement duly executed by the New LLC;

(e) a duly executed Management Agreement (the “Management Agreement”) between NovaMed Management Services, LLC and the New LLC, substantially in the form of attached Exhibit 7.4(e).

(f) the Assignment of New LLC Interests, duly executed by NovaMed;

(g) Copy of fully executed transaction documents with respect to the Fort Lauderdale ASC Transaction;

(h) Copy of a fully executed Option Agreement with respect to the Jupiter Transaction; and

(i) such other documents and instruments as Seller or its counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.

All documents delivered to Seller shall be in form and substance reasonably satisfactory to the counsel for Seller.

7.5 Change of Ownership Process; Further Assurances. To the extent from and after Closing there are any actions necessary to confirm or effect all reasonably necessary licensure and regulatory approvals required in connection with the New LLC’s ownership and operation of the Business, Seller, Shareholders and their respective agents and representative agree to cooperate with NovaMed and New LLC in connection with these approvals, and will use commercially reasonable efforts to respond in a timely manner to any information or signature requests reasonably required in connection with these approvals.

ARTICLE VIII

INTENTIONALLY OMITTED

ARTICLE IX

INTENTIONALLY OMITTED

ARTICLE X

NOVAMED RESTRICTIVE COVENANT

10.1 Restrictive Covenant. Each of Nova and NovaMed hereby agrees that for the NM Restricted Period (as hereinafter defined; provided, that in the event that any such party is determined to have violated the covenants set forth in this Article X, the NM Restricted Period shall be extended day for day for the time period that such party is in violation of any such covenant), Nova, NovaMed or any NovaMed Florida Affiliate (as hereinafter defined) shall not, directly or indirectly:

(a) solicit or encourage, directly or indirectly (including, without limitation, through any employee or contractor of the NovaMed Florida Affiliate), any Humana PCP (as hereinafter defined) to modify his, her or its selection of a surgical facility as part of his, her or its specialist provider network (i) by removing the Facility, the Jupiter ASC or the Fort Lauderdale ASC from such network and replacing any of such facilities with a NovaMed Florida Affiliate or (ii) by removing the Jupiter ASC or the Fort Lauderdale ASC from such network and replacing same with the Facility; or

(b) engage in any activities to disrupt or modify, or attempt to disrupt or modify, the Humana Contract (as defined in Article XI), (i) for the purpose of benefiting the NovaMed Florida Affiliate to the detriment of the Facility, the Jupiter ASC or the Fort Lauderdale ASC or (ii) for the purpose of benefiting the New LLC to the detriment of the Jupiter ASC or the Fort Lauderdale ASC.

The Jupiter ASC and Fort Lauderdale ASCs shall only be subject to the protections afforded in Sections 10.1(a)(ii) and 10.1(b)(ii) for so long as NovaMed owns less than a 51% equity interest therein. Upon NovaMed owning at least 51% of such a facility, none of Nova, NovaMed or any NovaMed Florida Affiliate shall be deemed to be in violation of this Article X for any actions taken with respect to such facility that would otherwise be in breach of this Article X.

10.2 Definitions. As used herein: (a) the “Florida ASC Territory” shall consist of the ASC Territory (as defined in Article XI below), plus the geographic area which is bordered by the following: on the north by a line running due east and west that is at the southernmost point of the ASC Territory in Florida; on the east by the Atlantic Ocean; on the west by a line which is two miles west of Highway 27, and on the south by Stirling Road (and eastern and western extensions thereof); (b) the “Humana PCPs” shall mean all of the Humana Lake Worth PCPs (as defined in Article XI below), the Humana Fort Lauderdale PCPs (as hereinafter defined) and the Humana Jupiter PCPs (as hereinafter defined); (c) the “Humana Fort Lauderdale PCPs” shall be all of the following: (i) all Humana primary care providers who have selected the Fort Lauderdale ASC as part of their specialist provider network as expressly set forth on Schedule 10.2; and (ii) all Humana primary care providers who at any time after the Closing Date select the Fort Lauderdale ASC as part of their specialist provider network and who are identified by Shareholders on written updates to Schedule 10.2 delivered to NovaMed; (c) the “Humana Jupiter PCPs” shall be all of the following: (i) all Humana primary care providers who have selected the Jupiter ASC as part of their specialist provider network as expressly set forth on Schedule 10.2; and (ii) all Humana primary care providers who at any time after the Closing Date select the Jupiter ASC as part of their specialist provider network and who are identified by Shareholders on written updates to Schedule 10.2 delivered to NovaMed; (d) the “NM Restricted Period” shall mean the period commencing on the Closing Date and expiring on the earlier to occur of (i) the two-year anniversary of the Closing Date or (ii) Dr. Coffman indirectly owning less than twenty percent (20%) of the New LLC (as of the Closing Date, Dr. Coffman indirectly owns 37.647% of the New LLC); and (g) “NovaMed Florida Affiliate” shall mean any Affiliate of NovaMed that owns and operates an ambulatory surgery center located within the Florida ASC Territory.

10.3 Nova covenants that by virtue of its signature to this Agreement all NovaMed Florida Affiliates are bound by this Article X.

ARTICLE XI

SELLER AND SHAREHOLDERS’ COVENANT NOT TO COMPETE

11.1 Acknowledgements. Each of Seller and Shareholders acknowledges and agrees that in order to assure that the Business will retain its value as a “going concern,” it is necessary that Seller and Shareholders undertake not to utilize their present special knowledge of the Business to compete with NovaMed, the New LLC and the Business within the territories described below during the Restricted Period (as hereinafter defined) after the acquisition of New LLC Interests; provided that NovaMed acknowledges that Seller and Shareholders will continue to have an interest in the Business through their ownership of a minority interest in the

New LLC. Each of Seller and Shareholders further acknowledges that (a) NovaMed has been and/or will be engaged in the Business; (b) each of Seller and Shareholders possesses extensive knowledge and a unique understanding of the Business, as well as (subsequent to the transactions contemplated by this Agreement) the proprietary and confidential information concerning the Business; (c) the agreements and covenants contained in Article XI are essential to protect NovaMed and the value of the Business and are a condition precedent to NovaMed’s willingness to pay for the New LLC Interests; (d) NovaMed and New LLC would be irreparably damaged if Seller and/or Shareholders were to violate the terms and conditions of this Article XI; and (e) NovaMed would not have entered into this Agreement but for each of Seller and Shareholders’ agreement to be bound by and comply with the terms and conditions of this Article XI, and for Seller’s and Shareholders’ agreement that the geographic, temporal and business scope of the restrictive covenants in this Article XI are reasonable.

11.2 Noncompete.

11.2.1 Each of Seller and Shareholders hereby agrees that for the five-year period beginning on the Closing Date (the “Restricted Period”; provided, that in the event that any such party is determined to have violated the covenants set forth in this Article XI, the Restricted Period shall be extended day for day for the time period that such party is in violation of any such covenant), he, she or it shall not, directly or indirectly, as an employee, employer, contractor, consultant, agent, principal, shareholder, member, partner, officer, director or in any other individual or representative capacity:

(a) own any equity or other financial interest in, any Person that owns and/or operates an ambulatory surgery center, licensed surgical facility or any other outpatient surgical facility that is located within a thirty (30) mile radius of 2889 10th Avenue North, Lake Worth, Florida 33461 (“ASC Territory”);

(b) solicit or encourage, directly or indirectly (including, without limitation, through any employee or contractor of the Medical Practice), any Humana Lake Worth PCP to modify his, her or its selection of a surgical facility as part of his, her or its specialist provider network by removing the Facility from such network and replacing the Facility with the Jupiter Facility and/or Fort Lauderdale Facility; or

(c) engage in any activities to disrupt or modify, or attempt to disrupt or modify, the Humana Contract (as hereinafter defined).

11.2.2 As used herein, (a) “Humana” shall mean Humana Medical Plan, Inc., PCA Health Plans of Florida, Inc. and PCA Family Health Plan, Inc. and Humana Health Insurance Company of Florida, Inc. and Humana Insurance Company, Employers Health Insurance Company and PCA Life Insurance Company, and their affiliates who underwrite or administer health plans, and any successors and assigns; (b) “Humana Contract” shall mean (i) the Ambulatory Surgery Center Participation Agreement to be effective as of September 1, 2004, by and between the New LLC and Humana (the “New Facility Humana Contract”) and (ii) an Agreement, effective May 17, 2000, between Seller and Humana Medical Plan, Inc. and Humana Health Insurance Company of Florida, as amended and supplemented by addenda including those covering services provided at the Fort Lauderdale ASC and Jupiter ASC; and (c)

“Humana Lake Worth PCPs” shall be all of the following: (i) all Humana primary care providers who at any time during the twelve (12) months preceding the Closing Date had selected the Facility as part of their specialist provider network, including, without limitation, those primary care providers listed on Schedule 11.2.2(c); and (ii) all Humana primary care providers who at any time after the Closing Date select the Facility as part of their specialist provider network and who are identified by NovaMed on written updates to Schedule 11.2.2(c) delivered to Shareholders.

11.3 Exceptions.

(a) Notwithstanding the foregoing, Seller and/or any Shareholder may (i) be a director on the Board of Trustees of a hospital, (ii) serve on the medical staff of any hospital or facility, (iii) own up to a 1% interest in an entity competing with the Business which is publicly traded on a national stock market or exchange or own an interest in Nova; (iv) own an interest in the New LLC in accordance with the terms of the Operating Agreement; and (v) practice medicine in his or her own office or the office of the professional entity in which he or she is an employee or owner.

(b) Nothing herein will prohibit the Shareholders from selling or leasing real property that he or they own to health care entities, including the New LLC, provided that any such sale or lease is pursuant to arms-length agreements containing fair market value terms that do not provide the Shareholders with any financial return based on the profits or success of such health care entities.

(c) Shareholders may own an equity interest in or otherwise participate in the operation of the following: (i) Visual Health @ Jupiter Eye Center, LLC’s ambulatory surgery center located at 102 Coastal Way, Jupiter, Florida 33477 (or its NovaMed-owned successor) (the “Jupiter Facility”); (ii) Eye Care and Surgery Center of Fort Lauderdale, Inc.’s ambulatory surgery center located at 2540 N.E. Ninth Street, Fort Lauderdale, Florida 33304 (or its NovaMed-owned successor) (the “Fort Lauderdale Facility”); (iii) a single specialty pain management center and/or ear, nose and throat (“ENT”) center that is located in Palm Beach County, Florida and operated by Larry Gorfine or Bill Slomka, or an Affiliate thereof, but only to the extent (A) those businesses and operations are limited solely to pain management procedures or ENT procedures and no other type of specialty (including, without limitation, ophthalmology), (B) Shareholders’ involvement is limited to a passive investment in such businesses, and (C) Shareholders’ passive investment in such businesses is made by no later than the two-year anniversary of the Closing Date; or (iv) Visual Health @ City Place, LLC located at 701 South Rosemary Avenue, Suite 103, West Palm Beach, Florida 33401 (“City Place Center”) but only to the extent City Place Center is not a licensed outpatient surgical facility and City Place Center’s surgical procedures are limited solely to Refractive Procedures (as hereinafter defined) and any cosmetic procedures that can be performed in a non-licensed facility and for which there is no facility fee to be paid for such procedure by any public or private third party payor. With respect to the foregoing provisions in (iii) and (iv), Shareholders shall be in breach of this Article XI if the scope of surgical procedures performed at the facility expands beyond the express limitations described therein. As used herein, “Refractive Procedures” shall mean any laser vision correction procedures (e.g. LASIK and PRK), Conductive Keratoplasty (CK) procedures and custom ablation procedures; provided, however, that

Refractive Procedures shall not include, without limitation, (A) Phakic Intraocular Lens procedures, (B) Refractive Phaco/Clear Lens Exchange procedures or (C) any other vision correction procedure, the primary purpose of which is to improve an individual’s visual acuity: (1) that is generally performed in a sterile operating environment in a licensed surgical facility or (2) for which a facility fee would be paid for such procedure by any public or private third party payor.

(d) Upon Dr. Coffman’s retirement from the practice of medicine, and for so long as Dr. Coffman does not practice medicine during the remainder of the Restricted Period, the ASC Territory shall be reduced to a twenty (20) mile radius of 2889 10th Avenue North, Lake Worth, Florida 33461.

11.4 Waiver. Seller and Shareholders (on behalf of themselves and their respective agents, representatives, attorneys, assigns, heirs, executors and administrators) hereby acknowledge and agree that NovaMed would not have entered into this Agreement but for the Seller and Shareholders’ agreement to be bound by and comply with the terms and conditions of this Article XI, and for Seller and Shareholders’ agreement that the geographic, temporal and business scope of the restrictive covenants in this Agreement are reasonable (collectively, the “Restrictive Covenants”). As such, Seller and Shareholders further acknowledge and agree to waive, on behalf of themselves and their respective agents, representatives, attorneys, heirs, executors and administrators, any rights to challenge in any form or fashion, whether directly or indirectly, the Restrictive Covenants, and none of Seller, Shareholders or any of their respective agents, representatives, attorneys, heirs, executors or administrators shall commence, participate in or be a party to any litigation or any other type of action which challenges any term or condition of the Restrictive Covenants, including, but not limited to, the geographic, temporal or business scope of the Restrictive Covenants.

11.5 Blue-Pencil. If notwithstanding Section 11.4 hereof, any court of competent jurisdiction shall at any time deem the term of this Agreement or any particular restrictive covenant contained in this Article XI too lengthy or the territory too extensive, the other provisions of this Article XI shall nevertheless stand, the Restricted Period herein shall be deemed to be the longest period permissible by law under the circumstances and the territory described in Section 11.2 shall be deemed to comprise the largest territory permissible by law under the circumstances. The court in each case shall reduce the Restricted Period and/or territory described in Section 11.2 to permissible duration or size.

11.6 Remedies. Each of Seller and Shareholders acknowledges and agrees that the covenants set forth in this Article XI are reasonable and necessary for the protection of NovaMed and the New LLC’s business interests, that irreparable injury will result if Seller or any Shareholder breaches any of the terms of said restrictive covenants, and that in the event of actual or threatened breach of any such restrictive covenants, NovaMed will have no adequate remedy at law. Each of Seller and Shareholders accordingly agrees that in the event of any actual or threatened breach by any of them of any of the covenants set forth in this Article XI, NovaMed shall be entitled to immediate temporary injunctive and other equitable relief, without bond and without the necessity of showing actual monetary damages, subject to hearing as soon thereafter as possible. Nothing contained herein shall be construed as prohibiting NovaMed from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages which it is able to prove.

11.7 Patient Freedom. The parties hereto agree that the benefits afforded either party hereunder are not payment for, and are not in any way contingent upon the referral, admission or any other arrangement for, the provision of any item or service offered by any party hereto. Nothing in this Agreement shall be construed to limit the freedom of any patient of Seller or any Shareholder to choose the facility or physician from whom any patient shall receive health care services or limit or interfere with Seller or Shareholders’ ability to exercise professional judgment in treating patients or their ability to provide medical services to patients.

11.8 Property of the Business. All memoranda, notes, lists, records and other documentation or papers (and all copies thereof), including such items stored in computer memories, or microfiche or by any other means, which will become the New LLC’s property (after the consummation of the transactions contemplated by this Agreement), are and shall be the New LLC’s property and shall be delivered to the New LLC promptly on the request of NovaMed.

ARTICLE XII

POST-CLOSING COVENANTS

12.1 Indemnification by Seller and Shareholders. Except as otherwise limited in Section 12.7, from and after the Closing, each of Seller and the Shareholders agrees to jointly and severally indemnify, defend and save NovaMed and its respective Affiliates (including, without limitation, the New LLC) and each of its respective officers, directors, employees, agents and fiduciaries (each, a “NovaMed Indemnified Party”), forever harmless from and against, and to pay to a NovaMed Indemnified Party or reimburse a NovaMed Indemnified Party for (in either case within ten business days of its receipt of notice in accordance with the terms of this Article XII from any NovaMed Indemnified Party), any and all liabilities (whether contingent, fixed or unfixed, liquidated or unliquidated, or otherwise), obligations, deficiencies, demands, claims, suits, actions, or causes of action, assessments, losses, costs, expenses, interest, fines, penalties, actual or punitive damages or costs or expenses of any and all investigations, proceedings, judgments, environmental analyses, remediations, settlements and compromises (including reasonable fees and expenses of attorneys, accountants and other experts) (individually and collectively, the “Losses”) actually sustained or incurred by any NovaMed Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of any of the following:

(a) any misrepresentation or breach of a representation or warranty contained in this Agreement or in the Transaction Documents by Seller or any Shareholder, or non-compliance with or breach by Seller or any Shareholder of any of the covenants or agreements contained in this Agreement or the Transaction Documents to be performed by Seller, Shareholders or any of their respective Affiliates;

(b) the operation of the Business, including the use of the Assets on or prior to the Closing Date;

(c) any Tax liability of Seller or Shareholders incurred as a result of the transactions contemplated herein and the operating of the Business on or prior to the Closing Date;

(d) any violations of or obligations under Environmental and Safety Requirements relating to acts, omissions, circumstances or conditions to the extent existing or arising on or prior to the Closing Date, whether or not such acts, omissions, circumstances or conditions constituted a violation of Environmental and Safety Requirements as then in effect;

(e) any liabilities relating to or arising from the provision of (or failure to provide) professional medical services, including any liabilities relating to the failure, prior to the Closing Date, to adhere to or comply with any Medicare and Medicaid requirements or Fraud and Abuse Laws;

(f) any action, demand, proceeding, investigation or claim (whenever made) by any third party (including Governmental Authorities) against or affecting NovaMed or its Affiliates which, if successful, would give rise to or evidence the existence of or relate to a misrepresentation or breach of any of the representations, warranties or covenants contained in this Agreement or the Transaction Documents of Seller;

(g) the Excluded Assets or Excluded Liabilities; or

(h) any claim for payment of fees and/or expenses as a broker or finder in connection with the origin, negotiation, execution or consummation of this Agreement based upon any alleged agreement between the claimant and Seller or Shareholders.

12.2 Indemnification by NovaMed. From and after the Closing, NovaMed agrees to indemnify, defend and save Seller, Shareholders and each of their respective Affiliates, officers, directors, fiduciaries, employees, trustees, agents, representatives, heirs and executors (each, a “Seller Indemnified Party”) forever harmless from and against, and to pay to a Seller Indemnified Party or reimburse a Seller Indemnified Party for (in either case within 10 business days of its receipt of notice in accordance with the terms of this Article XII from any Seller Indemnified Party), any and all Losses actually sustained or incurred by any Seller Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of any of the following:

(a) any misrepresentation or breach of a representation or warranty contained in this Agreement or in the Transaction Documents by NovaMed, or non-compliance with or breach by NovaMed of any of the covenants or agreements contained in this Agreement or in the Transaction Documents to be performed by NovaMed or any of its Affiliates;

(b) any action, demand, proceeding, investigation or claim (whenever made) by any third party (including Governmental Authorities) against or affecting Seller, Shareholders or their respective Affiliates which, if successful, would give rise to or evidence the existence of or relate to a misrepresentation or breach of any of the representations, warranties or covenants contained in this Agreement or the Transaction Documents of NovaMed;

(c) any claim for payment of fees and/or expenses as a broker or finder in connection with the origin, negotiation, execution or consummation of this Agreement based upon any alleged agreement between the claimant and NovaMed; or

(d) the New LLC Assumed Liabilities.

12.3 Indemnification Procedure for Third Party Claims. In the event that subsequent to the Closing any Person entitled to indemnification under this Agreement (an “Indemnified Party”) asserts a claim for indemnification or receives notice of the assertion of any claim or of the commencement of any action or proceeding by any entity that is not a party to this Agreement or an Affiliate of a party to this Agreement (including, but not limited to any domestic or foreign court or Governmental Authority, federal, state or local) (a “Third Party Claim”) against such Indemnified Party, against which a party to this Agreement is required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice together with a statement of any available information regarding such claim to the Indemnifying Party within the earlier of 15 days after learning of such claim or 10 days prior to the date a responsive pleading thereto is required to be filed (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim) and notwithstanding anything herein to the contrary, in the event the Indemnified Party receives a notice of the institution of audit procedures, a notice of adjustment, or a statutory notice of deficiency from the Internal Revenue Service which requires the filing of a document, the Indemnified Party shall furnish the Indemnifying Party with a copy of such notice at least 30 days prior to the date such document is required to be filed (or promptly upon receipt by the Indemnified Party, if the Indemnified Party receives such notice, within such 30 day period). The Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within 30 days after receipt from the Indemnified Party of notice of such claim, to conduct at its expense the defense against such claim in its own name, or if necessary in the name of the Indemnified Party. The delivery of a Defense Notice shall not constitute an admission with respect to the claim for indemnification.

(a) In the event that the Indemnifying Party shall fail to give the Defense Notice, it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the Indemnified Party shall have the right to conduct such defense in good faith and to compromise and settle the claim without prior consent of the Indemnifying Party and the Indemnifying Party will be liable for all costs, expenses, settlement amounts or other Losses paid or incurred in connection therewith.

(b) In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of the subject claim, the Indemnified Party will cooperate with and make available to the Indemnifying Party, the insurance carrier (if applicable) and such attorneys in such assistance and materials as they may reasonably request, all at the expense of the Indemnifying Party, and the Indemnified Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing, provided that the Indemnified Party shall have the right to compromise and settle the claim only with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(c) Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation, (i) injunctive or other equitable relief would be imposed against the Indemnified Party, or (ii) such settlement or cessation would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder.

(d) The Indemnifying Party shall not be entitled to control, and the Indemnified Party shall be entitled to have sole control over, the defense or settlement of any claim to the extent that claim seeks an order, injunction or other equitable relief against the Indemnified Party which, if successful, could materially interfere with the business, operations, assets, condition (financial or otherwise) or prospects of the Indemnified Party (and the cost of such defense shall constitute an amount for which the Indemnified Party is entitled to indemnification hereunder).

(e) If a firm decision is made to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 12.3, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnified Party to that effect. If the Indemnified Party fails to consent to such firm offer within 15 calendar days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnified Party through the end of such 15-day period.

(f) Any judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall conclusively be deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder.

12.4 Failure to Give Timely Notice. A failure by an Indemnified Party to give timely, complete or accurate notice as provided in Section 12.3 will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially damaged as a result of such failure to give timely notice.

12.5 Survival. Notwithstanding anything contained to the contrary in this Agreement, all representations and warranties of the parties hereto contained in or arising out of the Transaction Documents, or in any schedule or certificate given in connection herewith and therewith, shall survive the Closing and shall continue in effect until the 18-month anniversary of the Closing Date; provided, however, that the representations and warranties set forth in Sections 4.2, 4.4, 4.6, 4.8, 4.12(b), 4.15 and 4.19 shall survive until the expiration of all applicable statutes of limitation. Unless a specified period is set forth in this Agreement (in which event such specified period will control), all covenants and indemnities contained in this Agreement will survive the Closing and remain in effect indefinitely.

12.6 Right of Offset.

12.6.1 Set-Off. If any of Seller and Shareholders is the Indemnifying Party and fail to make any payment as contemplated by this Article XII, or shall fail to make any payment when due under the terms of any of the Transaction Documents, then NovaMed may elect, subject to the limitations set forth in this Article XII, to offset such amount owed by such Indemnifying Party against any amount due and owing by the New LLC to Seller or any Shareholder pursuant to the terms of the Operating Agreement (including, without limitation, any distributions payable to Seller or Shareholder). If NovaMed is the Indemnifying Party and fails to make any payment as contemplated by this Article XII, or shall fail to make any payment when due under the terms of any of the Transaction Documents, then the Seller Indemnified Parties may elect to offset such amount owed by NovaMed or the New LLC against any amount due and owing by Seller or the Shareholders to NovaMed or the New LLC.

12.6.2 Set-Off Procedure. If a party believes it has the right to offset the amount of any Losses (the “Claiming Party”), the Claiming Party shall notify the other party(ies) (the “Off-set Party”) of the amount of the Losses and the dollar amount to be offset as determined by the Claiming Party in good faith (such notice being deemed a “Notice of Claim”). Such Notice of Claim shall be given to the Off-set Party as soon as reasonably practicable after the Claiming Party incurred the Losses or learned of its right to offset and shall include an explanation of the Claiming Party’s rationale underlying such belief. The Off-set Party shall have 30 days from its, his or her receipt of the Notice of Claim in which to accept or dispute same, which if disputed, shall include an explanation of the Off-set Party’s rationale underlying such belief. If the Off-set Party fails to respond in writing within such 30 day period, the Notice of Claim shall be deemed approved by the Off-set Party. If the Off-set Party timely disputes the Notice of Claim in writing, the Claiming Party on the one hand, and the Off-set Party, on the other hand, shall attempt in good faith to agree on the rights of the respective parties with respect to such claim. If the parties agree on the amount to be offset, then the Claiming Party shall have the right to offset or cause the New LLC to offset such amount against any amounts owed to the Off-set Party in accordance with this Section 12.6.

12.6.3 Set-Off Dispute. If the parties cannot agree on the offset amount, the Claiming Party shall have the right to deposit or cause the New LLC to deposit any sums owed or to be paid by the Claiming Party or the New LLC to the Off-set Party that equal the offset amount into an interest-bearing escrow which shall be established at an escrow agent (the “Escrow Agent”) mutually acceptable to the Claiming Party, on the one hand, and the Off-set Party, on the other hand. The terms and conditions of such escrow account shall be acceptable to the Claiming Party and the Off-set Party and the Escrow Agent. The Escrow Agent shall hold such funds pending its receipt of instructions from either (i) the Claiming Party and the Off-set Party, or (ii) an arbitrator or a court of competent jurisdiction, directing it as to the disposition of such funds.

12.7 Limitations on Indemnification.

12.7.1 Seller’s Basket. Notwithstanding anything in this Agreement to the contrary, the NovaMed Indemnified Parties shall not be entitled to indemnification under Sections 12.1(a) and 12.1(f) until all Losses incurred by the NovaMed Indemnified Parties exceed in the aggregate, One Hundred Thousand and 00/100 Dollars ($100,000) (the “Seller’s Basket”), in which case the NovaMed Indemnified Parties shall be entitled to indemnification under Sections 12.1(a) and 12.1(f) only to the extent such Losses exceed the Seller’s Basket.

12.7.2 Seller’s Cap. The aggregate amount of the Losses required to be paid by Seller and Shareholders pursuant to Sections 12.1(a) and 12.1(f) hereof shall not exceed the amount of the Purchase Price.

12.7.3 Buyer’s Basket. Notwithstanding anything in this Agreement to the contrary, the Seller Indemnified Parties shall not be entitled to indemnification under Sections 12.2(a) and 12.2(b) until all Losses incurred by the Seller Indemnified Parties exceed in the aggregate, One Hundred Thousand and 00/100 Dollars ($100,000) (the “NovaMed Basket”), in which case the Seller Indemnified Parties shall be entitled to indemnification under Sections 12.2(a) and 12.2(b) only to the extent such Losses exceed the NovaMed Basket.

12.7.4 Buyer’s Cap. The aggregate amount of the Losses required to be paid by NovaMed pursuant to Sections 12.2(a) and 12.2(b) hereof shall not exceed the amount of the Purchase Price.

12.7.5 Not Applicable. The limitations set forth in this Section 12.7 shall not apply in the event of fraud or intentional misrepresentation by a party hereto. In addition, notwithstanding anything to the contrary herein, nothing in this Section 12.7 shall be deemed to limit or impair NovaMed’s rights under Article XI hereof.

ARTICLE XIII

MISCELLANEOUS

13.1 Definitions. For purposes of this Agreement, the following terms have the meaning set forth below:

“Affiliate” means an affiliate as defined in Rule 405 under the Securities Act of 1933, as amended, and includes any past and present Affiliate of a Person; provided that with respect to determining any Affiliate of NovaMed, such Affiliates shall include, without limitation, Nova and any of its subsidiaries.

“Code” means the Internal Revenue Code of 1986, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Facility” means the Medicare-certified, state-licensed ambulatory surgery center located at 2889 10th Avenue North, Lake Worth, Florida 33461.

“Fraud and Abuse Laws” means all fraud and abuse laws promulgated under Section 1128(b) of the Social Security Act, 42 U.S.C. Section 1320a-7(b) and Section 1877 of the Social Security Act, 42 U.S.C. Section 1877, and all rules and regulations promulgated thereunder; any other federal, state or local law relating to the referral of patients to medical facilities owned by providers of medical services; and all federal statutes (whether set forth in

Title XVIII of the Social Security Act or elsewhere) affecting the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act and any statues succeeding thereto, together with all rules and regulations promulgated thereunder.

“Hazardous Materials” means (a) hazardous materials, hazardous substances, extremely hazardous substances or hazardous wastes, as those terms are defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., and any other Environmental and Safety Requirements; (b) petroleum, including crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (c) any radioactive material, including any source, special nuclear, or by-product material as defined in 42 U.S.C. §2011 et seq.; (d) asbestos that is or threatens to become friable; and (e) any other material, substance or waste to which liability may be or standards of conduct are imposed under any Environmental and Safety Requirements.

“Knowledge” or “knowledge” or “aware” and all permutations thereof – an individual will be deemed to have “Knowledge” of a particular fact or other matter if: (i) such individual is actually aware of such fact or matter; or (ii) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the ordinary course of business. A person (other than an individual) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, or officer of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matters.

“Liens” means any claims, liens, charges, restrictions, options, preemptive rights, mortgages, hypothecations, assessments, pledges, encumbrances or security interests of any kind or nature whatsoever.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the business, prospects, financial condition or results of operations of such Person or any of its subsidiaries, taken as a whole.

“Medical Records” shall mean all medical records of patients treated at the Facility, including, without limitation, any and all medical charts, files, notes, transcripts, x-ray files, lab reports, other diagnostic information or materials, insurance information, billing and payment statements or records of any kind, explanations of benefits, and other information of or relating to any patient treated at the Facility, of any kind and in any form whatsoever; provided that Medical Records shall be limited to the records of the Facility and will not include records of the provider of professional medical services.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, undertaking, unincorporated association, corporation, entity, organization or Governmental Authority.

“Review Date” means December 31, 2003.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added,

excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group, as defined in Section 1504 of the Code (or being included, or required to be included, in any Tax Return relating thereto).

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting Schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Transaction Documents” means this Agreement and all agreements and instruments contemplated by and being delivered pursuant to or in connection with this Agreement.

13.2 Notices, Consents, etc. Any notices, consents or other communication required to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) sent by registered or certified mail, in all such cases with first class postage prepaid, return receipt requested, (c) delivered by a nationally recognized overnight courier service, or (d) sent by facsimile transmission to the parties at the addresses as set forth below or at such other addresses as may be furnished in writing.

(i)	If to Seller and/or Shareholders:

Palm Beach Outpatient Surgical Center, Inc.
2889 10th Avenue North
Lake Worth, Florida 33461
Attention: President
Tel: (561) 227-3100
Fax: (561) 964-8165

and	Tom M. Coffman, M.D. and Madonna Coffman
1725 Lands End Road
Manalapan, Florida 33462

with a copy to:

McDermott, Will & Emery
201 South Biscayne Boulevard
Miami, Florida 33131-4336
Attention: Jerry J. Sokol
Tel: (305) 347-6514
Fax: (305) 347-6500

(ii)	If to NovaMed:

NovaMed Acquisition Company, Inc.
980 North Michigan Avenue
Suite 1620
Chicago, Illinois 60611
Attention: Stephen J. Winjum
John W. Lawrence, Jr.

Date of service of such notice shall be (A) the date such notice is personally delivered, (B) three days after the date of mailing if sent by certified or registered mail, (C) one day after date of delivery to the overnight courier if sent by overnight courier or (D) the next succeeding business day after transmission by facsimile.

13.3 Intentionally Omitted.

13.4 Remedies Not Exclusive. No remedy conferred by any of the specific provisions of this Agreement or the Transaction Documents is intended to be exclusive of any other remedy. Each such remedy shall be cumulative, and in addition to every other such remedy or any other remedy existing at law or in equity.

13.5 Severability and Reformation. The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision. If any of the transactions contemplated herein or provisions hereof violates any applicable law, then the parties hereto agree to negotiate in good faith such changes to the structure and terms of the transactions provided for in this Agreement or the Transaction Documents as may be necessary to make these transactions, as restructured, lawful under applicable laws and regulations, without materially disadvantaging either party. The parties to this Agreement shall execute and deliver all documents or instruments necessary to effect or evidence the provisions of this Section 13.5.

13.6 Amendment and Waiver. This Agreement may be amended, or any provision of this Agreement may be waived, provided that any such amendment or waiver will be binding on a party hereto only if such amendment or waiver is set forth in a writing executed by such party. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach.

13.7 Counterparts. This Agreement may be executed simultaneously via facsimile or otherwise in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other.

13.8 Expenses. Except as otherwise specifically provided herein, each of the parties shall pay all costs and expenses incurred or to be incurred by it, him or her, as the case may be, in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

13.9 Construction. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of Florida, without giving effect to provisions thereof regarding conflict of laws.

13.10 Headings. The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

13.11 Assignment. This Agreement may not be assigned by Seller or Shareholders without the prior written consent of NovaMed.

13.12 Mediation and Arbitration. Any dispute, controversy or claim relating to this Agreement that is not settled through negotiation shall be settled first, by the parties trying in good faith to settle the dispute by mediation under the expedited Rules of the American Arbitration Association (“AAA Rules”); and, in the event not settled by mediation, then by arbitration administered by the AAA under AAA Rules. In either case, such proceeding shall be held in Ft. Lauderdale, Florida before a single mediator or arbitrator, as applicable, to commence within 15 days of appointment by the AAA. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, nothing herein shall limit NovaMed’s rights to seek and obtain injunctive relief, specific performance or other equitable relief in any proceeding commenced in a federal or state court which may be brought to enforce any provision in Article XI hereof.

13.13 Entire Agreement. This Agreement, the Preamble and all the Schedules attached to this Agreement (all of which shall be deemed incorporated in the Agreement and made a part hereof) set forth the entire understanding of the parties with respect to the subject matter hereof, and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof, and may be modified only by instruments signed by all of the parties hereto.

13.14 Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties to this Agreement and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

13.15 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

* * *

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SELLER:

PALM BEACH OUTPATIENT SURGICAL CENTER, INC.

By:	[s] Tom M. Coffman
Tom M. Coffman, M.D., President

NOVAMED:

NOVAMED ACQUISITION COMPANY, INC.

By:	[s] Stephen J. Winjum
Stephen J. Winjum, President

SHAREHOLDERS:

[s] Tom M. Coffman
Tom M. Coffman, M.D., as a tenant by the entireties

[s] Madonna Coffman
Madonna Coffman, as a tenant by the entireties

Each of the undersigned hereby agrees to be bound by the terms and conditions of Section 6.6 of this Agreement.

VISUAL HEALTH AND SURGICAL CENTER, INC.		EYE CARE AND SURGERY CENTER OF FORT LAUDERDALE, INC.

By:	[s] Tom M. Coffman	By:	[s] Tom M. Coffman
	Tom M. Coffman, M.D., President		Tom M. Coffman, M.D., President

The undersigned hereby agrees to be bound by the terms and conditions of Article X of this Agreement.

NOVAMED, INC.

By:	[s] Stephen J. Winjum
Stephen J. Winjum, President

EXHIBITS

Exhibit 1.1-1	—	Certificate of Formation
Exhibit 2.2	—	Agreement of Purchase and Sale of Membership Interests
Exhibit 3.2	—	Wire Transfer Instructions
Exhibit 7.3(a)	—	Contribution Agreement
Exhibit 7.3(b)	—	Operating Agreement
Exhibit 7.3(e)	—	Assignment of New LLC Interests
Exhibit 7.4(e)	—	Management Agreement

SCHEDULES*

Schedule 1.2(b)	—	Personal Property
Schedule 1.2(c)	—	Prepaid Business Expenses
Schedule 1.3(f)	—	Excluded Assets/Personal Effects
Schedule 1.4(a)	—	Accounts Payable
Schedule 1.4(b)	—	Accrued Liabilities
Schedule 4.2	—	Liens and Encumbered Assets
Schedule 4.3	—	Seller Approvals
Schedule 4.5	—	Financial Statements
Schedule 4.6	—	Liabilities
Schedule 4.9	—	Material Contracts/Assumed Contracts
Schedule 4.10	—	Leased Real Property
Schedule 4.11	—	Seller Litigation
Schedule 4.12(b)	—	Licenses and Permits
Schedule 4.14	—	Conduct of Business
Schedule 4.15	—	Environmental Permits
Schedule 4.16	—	Salaries
Schedule 4.17	—	Insurance
Schedule 4.18	—	Affiliate Transactions
Schedule 4.19	—	Employee Benefit Plans
Schedule 4.20	—	Personnel Agreements
Schedule 4.22	—	Workers Compensation
Schedule 4.23(a)	—	Accounts Receivable
Schedule 4.24	—	Seller’s Broker
Schedule 5.4	—	NovaMed Approvals
Schedule 5.5	—	NovaMed Litigation
Schedule 6.2(a)	—	Continuing Employees
Schedule 6.6	—	Medical Practice Locations
Schedule 10.2	—	Humana PCPs
Schedule 11.2.2(c)	—	Humana Lake Worth PCPs

*	NovaMed, Inc. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.